1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 478-1817 www.harriscramer.com

July 6, 2005

VIA EDGAR

AND FACSIMILE [202-772-9203]

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-3628

Re:

SmartVideo Technologies, Inc. – Preliminary Consent Statement

of Forté Capital Partners, LLC

Dear Ms. Murphy:

We are counsel to Forté Capital Partners, LLC (“Forté”) and are responding to the Staff’s comment letter dated July 1, 2005. The numbers set forth below correspond to the numbers in your comment letter:

1-3

Our client has decided not to solicit proxies in connection with any annual meeting of stockholders at this time and, accordingly, all references to the proxy have been deleted from the Consent Statement, and we do not believe it will be necessary to have any separate Proxy Statement as suggested by the Staff.

We have sought to respond to this comment by providing appropriate factual background materials and characterizing statements of belief in the Consent Statement. Per our conversation, we took this approach instead of providing an “annotated” version of the document. For example, we added seven bullet points setting forth factual reasons why we believe the $800,000 payment to Mr. McNeil was excessive and may have been created after the fact. We also added disclosure of the net losses for the 12-month periods ended December 31, 2003 and September 30, 2003 taken from the applicable reports on Form 10-KSB and Form 10-QSB which make it impossible for the Company to have met the earnings threshold related to the 3,000,000 shares of Smart Video common stock. The charts below summarize the Net Loss information taken from the various Company filings.

	Year ended December 31, 2003	12 months ended September 30, 2003

Net Loss	$(3,859,141)	$(3,532,707)

	Nine months ended September 30, 2003	Year ended December 31, 2002	Nine Months ended September 30, 2002	Three months ended December 31, 2002

Net Loss	$(2,993,737)	$(689,476)	$(150,506)	$(538,970)

5

All characterizations have been eliminated. The identity of the solicitor has been added at page 1.

7

In accordance with the Staff’s comment, we have placed a bold identification of the conflicts on page 1 with a cross-reference and moved up the conflicts of interest section to an earlier part of the Consent Statement beginning on page 3. Additionally, we have expanded the conflicts to deal with Forté’s conflicts and modified the letter agreement attached as an exhibit accordingly.

8

Our client has no knowledge as to any amendment to the Bylaws, but there have been occasions when Smart Video Technologies, Inc. (the “Company”) has not made required filing with the Commission. Thus, out of an abundance of caution, the Consent Solicitation seeks to revoke any Bylaw amendment not filed with the Commission.

9

Characterizations have been eliminated as set forth above. Mr. Michael Walsh has advised us that he made two telephone calls to Mr. Kevin McNeil and sent one e-mail to him. The information referenced has been clarified to make it clear it was the general ledger and other financial information. As the Staff undoubtedly knows, this would contain records of every check written, all revenue and all expenses, among other things.

10

We have modified the discussion concerning the $800,000 fee to set forth in bullets the reasons why our client believes that the fee is excessive and may have been conceived after the fact. With regard to the last sentence of No. 10, Forté has no information concerning any services provided by Mr. McNeil during the relevant period. Our primary source of information concerning Mr. McNeil is Mr. Breitkreuz, who was a director during most of the relevant period. Please see the discussion at page 7 for information provided by Mr. Breitkreuz.

11

Although the Staff requested a supplemental explanation of how the $4 million value was calculated, we decided to include it in the Consent Statement and also add the Black-Scholes calculation used by the Company in order to balance the disclosure.

12

We have deleted the reference to the major national law firm. Nonetheless, Forté does believe that the growing professional fees imply that the law firm may have taken a greater role in drafting the reports filed with the Commission (other than the financial information). This would mean that Mr. McNeil’s firm provided even fewer services.

13

As set forth above in response to No. 7, we have moved up the related party or conflict of interest disclosure with the appropriate changes.

Information has been added at page 3 to disclose the services performed by Forté under the Consulting Agreement, the term and the fact that it was terminable by either party on 30 days’ notice.

Rather than disclosing why Forté chose to terminate the Agreement, we disclosed that it was terminable by either party upon 30 days’ notice. Supplementally, since the Staff decided not to review the Registration Statement, the services were effectively concluded. Moreover, the repeated failure to return Mr. Daniel McKelvey’s telephone calls made it obvious to Forté that it was appropriate to terminate the Consulting Agreement.

Information has been added at page 4 relating to the $740,000 payment and Forté’s current position.

17

This information has been added at page 4.

18

Supplementally, copies of the pleadings in the arbitration proceeding and the lawsuit are enclosed.

19

The identity of the Court relief sought has been added at page 5.

20

Information concerning the priority has been added at page 1 and page 8. The disclosure has been revised to point out that the first criteria is the number of votes gathered by a particular nominee. We have disclosed the possibility that even if one or more of the nominees garner a majority of votes, there may be no vacancy if proposals 1 and 4 are not approved and the number of directors has been set by board resolution at one.

21

Because there is requirement for removal with cause or without cause, we have deleted the references to removal without cause. Although we cannot find an actual employment agreement filed with the Commission , there is a letter offering employment to Mr. Bennett which was filed as an exhibit to the Company’s report on Form 10-KSB for the year ended December 31, 2003. This letter provided for a payment equal to six months of base salary if he is terminated as an employee without cause. This consequence has been disclosed at page 9.

22

The Company provided Forté with the stockholder list as of June 21, 2005, and agreed to provide a non-objecting beneficial ownership list as soon as possible. With regard to Rule 14f-1, Forté believes that this Consent Solicitation fully complies with Rule 14f-1 and once it clears the Staff’s review, it will make a mailing to all stockholders of record.

We appreciate the Staff’s consideration and if there are any questions, please call me at 561-478-7077.

Sincerely yours,

/s/ Michael D. Harris
Michael D. Harris

MDH/cdv

cc:

Mr. Daniel McKelvey